

June 25, 2020

Jessica Doran
Chief Financial Officer
Pzena Investment Management, Inc.
320 Park Avenue
New York, NY 10022

      Re: Pzena Investment Management, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2019
          Filed March 10, 2020
          File No. 001-33761

Dear Ms. Doran:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Net Income, page 29

1.   We note your reconciliation of GAAP to non-GAAP measures provided on page 30. In the table, we note that you present a "GAAP Net Income" of $8,462, which reconciles down to an "As adjusted Net Income" amount. However, the $8,462 does not reconcile to the Company's net income line item on page F-5, but instead appears to reconcile to the "Net Income Attributable to Pzena Investment Management, Inc." line item. In addition, we note that you disclose a "Basic Weighted Average Shares Outstanding" of 74,199,308 in your as adjusted diluted EPS calculation; however, it appears that this amount reconciles to your "Diluted Weighted Average Shares Outstanding" amount on page F-5. Please revise your future filings to correctly identify the correct line items and amounts in the tabular reconciliation of GAAP to non-GAAP measures. In addition, revise the "As adjusted Net Income" line item to label it "As adjusted Net Income Attributable to Pzena

Investment Management, Inc." in your future filings.

2.   We note from your disclosure in footnotes 1 and 2 to the table on page 30 that the adjustment amounts appear to be presented "net" of income taxes. Please revise your future filings to reflect the impact of income taxes as a separate adjustment and to explain how the tax impact is calculated. Refer to Question 102.11 of the updated Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Assets Under Management and Flows, page 33

3.   We note from your disclosure on page 20 that approximately 45% of your assets under management ("AUM") were invested in securities denominated in currencies other than the U.S. dollar at December 31, 2019. Please revise your future filings to disaggregate the impact of foreign exchange revaluations on your AUM in the roll-forward provided on page 37, and expand the corresponding disclosure to discuss material known trends and changes to both appreciation (depreciation) and FX.

Expenses
Year Ended December 31, 2019 versus December 31, 2018, page 39

4.   We note that you incurred a significant increase in your non-recurring compensation and benefits expenses due to the issuance of certain unit-based and other awards to a number of the firm's key contributors during the fourth quarter of 2019. Please provide us with more details of this issuance, including the specific type of award, vesting conditions and other terms of the awards with cross-reference to your disclosures in footnote 3 beginning on page F-16.

Notes to Consolidated Financial Statements
Note 3 - Compensation and Benefits, page F-16

5.   We note your disclosure of option activity on page F-20 and vesting roll-forward of phantom units on page F-21. However, it is not clear where you have disclosed the number, roll-forward and weighted average grant-date fair value of all nonvested stock options. Please revise your future filings to disclose the number and weighted-average grant-date fair value for all of your nonvested stock options at the beginning and end of the year, with roll-forward activity, in accordance with ASC 718-10-50-2(c)(2) or tell us why this disclosure is not required.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Klein, Staff Accountant at 202-551-3847 or Hugh West, Branch Chief at 202-551-3872 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance